Ryan A. Murr Direct: +1 415.393.8373 Fax: +1 415.374.8430 RMurr@gibsondunn.com

June 27, 2014

VIA EDGAR AND OVERNIGHT MAIL

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed December 11, 2013

File No. 001-15803

Dear Mr. Rosenberg:

On behalf of Avanir Pharmaceuticals, Inc. (“Avanir” or the “Company”), we are responding to the Staff’s oral comment given on June 10, 2014 in regard to our responses to the Staff’s letter dated April 14, 2014 (the “Comment Letter”), relating to the above-referenced filing on Form 10-K (the “Form 10-K”). For your convenience, we have repeated the Staff’s comment below in bold face type before our response below. The numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter.

Item 7. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Results of operations, page 41

4.	Refer to your response to comment 5. Your response states that the company is 100% focused on two product candidates yet your disclosure on pages 4-8 indicates that you are working on several product candidates, including different indications for certain products. We continue to believe that you should disclose, to the extent the company has such information available, costs incurred for each key research and development program for each year and to date.

As noted in the Company’s Form 10-K for the year ended September 30, 2013 (the “Form 10-K”), the Company incurred $49.5 million and $23.1 million in research and development (“R&D”) expenses for the years ended September 30, 2013 and 2012, respectively. As noted

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in the Company’s prior response, these R&D efforts were focused on the development of two product candidates, which the Company refers to as AVP-923 and AVP-786. For each product candidate, the Company may pursue the development of one or more clinical indications, such as agitation in Alzheimer’s patients or levodopa-induced dyskinesia in Parkinson’s Disease patients, although there can be no assurance that the development of the product candidates for any such indication(s) will be successful. Because a substantial majority of the R&D expenses are therefore applied to the advancement of product candidates generally and necessarily not toward the advancement of a single indication, the Company respectfully asserts that detailing expenditures on an indication-by-indication basis would understate development costs and would not necessarily be meaningful to investors, nor would it alter the total mix of information available to investors.

Additionally, given the relatively small number of key development programs, the disclosure of R&D expenditure information on an indication-by-indication basis may cause competitive harm to the Company, as competitors or potential collaboration partners could gain insights into the Company’s strategy and costs, which may enable them to compete or negotiate with the Company unfairly on the basis of such information. Further, because this information is inherently incomplete and would understate development costs (due to the fact that a significant portion of the development expense cannot be allocated to a particular indication), there is a material risk that potential collaboration partners may underestimate the Company’s actual development costs for a given indication, which may materially harm the financial terms on which the Company may be able to license, partner or sell rights to a particular product in a given indication.

Given the speculative nature of many of these programs and the fact that costs of development are greatly affected by the clinical stage of development, the Company believes that it may be more appropriate and informative to disclose R&D expenditures by product candidate, as presented in the table below:

Year Ended September 30,
(In millions)	2013		2012
Product candidate AVP-923	$	[XX]	$	[XX]
Product candidate AVP-786		[XX]		[XX]
Product candidate AVP-825		[XX]		[XX]
Approved product(s)		[XX]		[XX]

Total	$	[XX]	$	[XX]

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The Company intends to include the foregoing R&D expense table in the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2014.

Given the nature of the Company’s R&D activities, we respectfully submit that the above information and discussion, coupled with the information already presented in other sections of the Form 10-K such as Part 1: Marketed Products and Drug Candidates and Footnote 11, Research, License, Supply and other Agreements, are an appropriate expansion of the Company’s disclosures as the Company seeks to provide meaningful information about its R&D activities to the readers of its financial statements.

*        *        *         *        *

We appreciate the Staff’s assistance with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr
Gibson, Dunn & Crutcher LLP

cc:	Christine G. Ocampo, Avanir Pharmaceuticals, Inc.